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                           May 19, 2022

       Jeffrey A. Trahan
       President
       John Deere Receivables LLC
       Suite 100
       10587 Double R Blvd.
       Reno, Nevada 89521

                                                        Re: John Deere
Receivables LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed May 16, 2022
                                                            File No. 333-264978

       Dear Mr. Trahan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arthur
Sandel at 202-551-3262 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Structured Finance